UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 204TH MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 12, 2012

1.  DATE, TIME AND PLACE: On the twelfth (12th) day of July 2012, at 10:00 a.m., the meeting was held via telephone conference, as provided in Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: The majority of the members of the Board of Directors (“Board”).

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: Take cognizance of the resignation of Mrs. Ana Dolores Moura Carneiro de Novaes as independent member to the Board of Directors of the Company, for which she was elected by the Annual Shareholders Meeting of April 12, 2012, submitted by a letter addressed to the Chairman of the Board.

6. SUBJECT DISCUSSED AND RESOLUTION TAKEN:

Cognizance taken of the correspondence addressed to the Chairman of the Board by Mrs. Ana Dolores Moura Carneiro de Novaes on July 10, 2012, through which she presented her resignation as an independent member, elected by the Annual Shareholders Meeting held on April 12 of this year, due to her appointment to head a department at the Brazilian Securities and Exchange Commission ("CVM"), a public office incompatible with her duties as a member of the Board of CPFL Energia. The resignation takes effect from the date of receipt of the letter of resignation, which is annexed to and a part of these minutes for all legal purposes (Annex I).

The members went on record to express the Board's appreciation for the merits Mrs. Ana Novaes brought to her Board duties and its thanks, emphasizing the commitment, ethical posture and dedication with which she served on the Board, as well as the important contributions she made to the Company and wished her success in her new professional challenge.

Finally, the Board members requested the Company to take the necessary steps to fill the position of independent Board member, which remains vacant until the election of a substitute by the General Shareholders Meeting, as provided in Paragraphs 1 and 3 of Article 15 of the Bylaws and applicable law.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Cláudio Palaia
Renê Sanda	Helena Kerr do Amaral
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.